Financial Statements and Supplementary Information

Lord Abbett Distributor LLC (SEC I.D. No. 8-00216)
Fiscal Year Ended September 30, 2023

With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition and exemption report, each bound separately, have been filed with the Securities and Exchange Commission simultaneously herewith as public documents.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00216

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2022__ AND ENDING __09/30/2023__
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LORD ABBETT DISTRIBUTOR LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 HUDSON STREET
(No. and Street)

JERSEY CITY	**NJ**	**07302**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONIO PEREIRA	(201) 827-2255	TPEREIRA@LORDABBETT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

ONE MANHATTAN WEST	NEW YORK	NY	10001-8604
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO PEREIRA_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LORD ABBETT DISTRIBUTOR LLC_____, as of
__September 30_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALEXANDRA G. MUCHA
Notary Public, State of New Jersey
My Commission Expires
April 12, 2026

Notary Public

Signature:

Title:
CHIEF FINANCIAL OFFICER, LORD ABBETT DISTRIBUTOR LLC

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Lord Abbett Distributor LLC
(SEC I.D. No. 8-00216)

Financial Statements and Supplementary Information
Fiscal Year Ended September 30, 2023
CONFIDENTIAL

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Financial Statements:

Statement of Financial Condition   2
Statement of Operations   3
Statement of Changes in Member's Equity   4
Statement of Cash Flows   5
Notes to Financial Statements   6

Supplementary Information

Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement
    Pursuant to Rule 17a-5(d)(2)(iii)   12

Computation for Determination of Reserve Requirements under Rule 15c3-3 under the
Securities Exchange Act of 1934   13

Information Relating to Possession or Control Requirements under Rule 15c3-3 under the
Securities Exchange Act of 1934   13

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member of Lord Abbett Distributor LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC (the Company) as of September 30, 2023, the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY
November 21, 2023

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2023

- CONFIDENTIAL -

Assets

Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. of $37,873,758)	$	83,399,688
Prepaid distribution costs		10,975,270
Receivable for distribution and service fees and sales commissions		12,981,120
Other assets		116,860
Total assets	$	107,472,938

Liabilities and Member's Equity

Liabilities:

Marketing support payable	$	10,184,031
Due to Managing Member *(Note 5)*		2,228,260
Accounts payable and accrued expenses		886,703
Total liabilities		13,298,994

Member's equity:

Capital		1,512,296,358
Accumulated deficit		(1,418,122,414)
Total Member's equity		94,173,944
Total liabilities and Member's equity	$	107,472,938

See accompanying notes to financial statements.

Lord Abbett Distributor LLC

Statement of Operations

Fiscal Year Ended September 30, 2023

- CONFIDENTIAL -

Income

Distribution and service fees	$	170,057,493
Sales commissions		16,624,657
Dividend income		3,587,073
Total income		190,269,223

Expenses

Allocated expenses from Managing Member *(Note 5)* :

Personnel services	11,875,341
Facilities and equipment	1,424,678
Consultant, agency and other personnel costs	937,306
Research and market data services	736,420
Travel and entertainment	369,915
Marketing-related	183,050
Conferences and seminars	249,907
Office expenses	188,766
Telephone and internet	51,533
Insurance	62,077
Legal fees	109,685
Miscellaneous	188,823
Total allocated expenses from Managing Member	16,377,501

Direct expenses

12b-1 payments to brokers	132,158,588
Amortization of prepaid distribution costs	27,186,072
Commissions paid to brokers	13,974,765
Registration fees	448,211
Dues and subscriptions	221,347
Professional services	157,990
Entity business taxes	57,239
Other direct expenses	23,748
Total direct expenses	174,227,960
Total expenses	190,605,461
Net loss	$ (336,238)

See accompanying notes to financial statements.

Lord Abbett Distributor LLC
Statement of Changes in Member's Equity
Fiscal Year Ended September 30, 2023
- CONFIDENTIAL -

	Capital	Accumulated deficit	Total
Balance, September 30, 2022	$ 1,512,296,358	$ (1,417,786,176)	$ 94,510,182
Net loss	-	(336,238)	(336,238)
Balance, September 30, 2023	$ 1,512,296,358	$ (1,418,122,414)	$ 94,173,944

See accompanying notes to financial statements.


Lord Abbett Distributor LLC

Statement of Cash Flows

Fiscal Year Ended September 30, 2023

- CONFIDENTIAL -


Cash flow from operating activities

Net loss	$	(336,238)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of prepaid distribution costs		27,186,072
Decrease (Increase) in assets:		
Prepaid distribution costs		(23,932,427)
Receivables for distribution and service fees and sales commissions		3,352,608
Due from Managing Member		35,957
Other assets		7,250
Increase (Decrease) in liabilities:		
Marketing support payable		(1,590,626)
Due to Managing Member		(213,397)
Accounts payable and accrued expenses		(130,745)
Total adjustments		4,714,692
Net cash provided by operating activities		4,378,454
Net increase in cash and cash equivalents		4,378,454
Cash and cash equivalents, beginning of year		79,021,234
Cash and cash equivalents, end of year	$	83,399,688

See accompanying notes to financial statements.

Lord Abbett Distributor LLC
Notes to Financial Statements
Fiscal Year Ended September 30, 2023
- CONFIDENTIAL -

1. Organization

Lord Abbett Distributor LLC (the "Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC (the "Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company relies on Footnote 74 of the SEC Release No.34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 for effecting securities transactions via subscriptions, and is therefore exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2024.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash and cash-equivalent balances at two financial institutions. Cash and cash equivalents include money market investments with original maturities of three months or less. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund, Inc. are

recorded at stable net asset value ("NAV") which are valued based on NAV per share as an acceptable proxy of fair value. Such investments are considered cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not have any restricted cash.

The Company's cash is primarily on deposit at Bank of America. The Company is subject to concentration risk should this financial institution be unable to fulfill its obligations.

Prepaid Distribution Costs

Commissions paid in advance to unaffiliated third-party brokers in connection with the sale of Class A and C shares of the Investment Companies are capitalized and amortized over one year.

Receivable for Distribution and Service Fees and Sales Commissions

Receivable for distribution and service fees include 12b-1 fees that are owed from the Investment Companies, which are affiliated companies. Sales commissions are earned upon sale of securities of the Investment Companies.

Marketing Support Payable

Marketing support payable includes 12b-1 fees payable to unaffiliated third party broker-dealers.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. Fees earned in connection with the offering of the securities of the Investment Companies are presented gross, with 12b-1 fees paid to unaffiliated third-party broker-dealers as an expense on the statement of operations.

For the fiscal year ended September 30, 2023, 12b-1 fees earned are $167,315,698 and are included within $170,057,493 of distribution and services fees on the statement of operations. 12b-1 fees paid to unaffiliated third-party broker-dealers are $132,158,588.

The income from Investment Companies' Class A and C contingent deferred sales charges ("CDSC") accrued and collected is deferred and amortized over six months with one-half of the income being recognized in the month collected. For the fiscal year ended September 30, 2023, CDSC revenue recognized on the statement of operations is $2,741,795 and is included within $170,057,493 of distribution and service fees on the statement of operations.

Sales commissions income is recorded on a trade date basis upon sale of securities of the Investment Companies. For the fiscal year ended September 30, 2023, sales commissions recognized on the statement

of operations are $16,624,657. Commissions paid to unaffiliated third-party broker-dealers associated with this income are $13,974,765 for the fiscal year ended September 30, 2023.

Dividend income is earned on a monthly basis from the Lord Abbett U.S Government and Government Sponsored Enterprises Money Market Fund, Inc.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of deferred income for Class A and C contingent deferred sales charges, expense accruals and dealer commissions payable.

Allocated Expenses

The Company receives services from the Managing Member, which provides the use of its employees, facilities and utilities and other business-related expenses. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). An allocation methodology, pursuant to an expense sharing agreement, has been applied on a consistent basis to shared expenses to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. Certain states impose fees and/or taxes which are paid directly by the Company. Therefore, the Company has established a provision for the Washington Business & Occupation Tax, California LLC Fee & Tax, and Alabama Privilege Tax. The aggregate fees and taxes are included within the Entity business taxes within the Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2023, the Company had regulatory net capital of $76,206,978 and a regulatory net capital requirement of $886,601. The Company's ratio of aggregate indebtedness to regulatory net capital is 0.17 to 1 as of September 30, 2023. Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital of the broker/dealer is less than the amount required under Rule 15c3-1.

4. Fair Value Measurements

The Company applies Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – unadjusted quoted prices in active markets for identical investments.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.); and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques employed maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Lord Abbett Distributor LLC

Notes to Financial Statements (continued)

Year ended September 30, 2023

- CONFIDENTIAL -

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2023:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 37,873,758	$ -	$ -	$ 37,873,758

Investments in open-ended money market funds are valued at their net asset value at the close of each business day. Changes in valuation techniques may result in transfers into or out of an assigned level within the three-tier hierarchy. There have been no such transfers between levels for the fiscal year ended September 30, 2023.

5. Related-Party Transactions

As noted above, the Company receives certain services from the Managing Member and, as a result, due to Managing Member represents allocated expenses and certain direct expenses paid for by the Managing Member on behalf of the Company, which are reimbursable to the Managing Member.

Amounts due to and due from the Managing Member as of September 30, 2023 are as follows:

Due to Managing Member:	$2,228,260
Due from Managing Member:	$ -

The Managing Member did not contribute additional capital to the Company during the fiscal year ended September 30, 2023, as it was not deemed necessary.

Distribution and service fees revenue are derived from the Investment Companies which are sponsored and managed by the Managing Member. Such revenues are collected monthly from the Investment Companies.

For the fiscal year ended September 30, 2023, expenses that were allocated from the Managing Member were comprised of:

Personnel services	$	11,875,341
Facilities and equipment	$	1,424,678
Consultant, agency and other personnel costs	$	937,306
Research and market data services	$	736,420
Travel and entertainment	$	369,915
Marketing-related	$	183,050
Conferences and seminars	$	249,907
Office expenses	$	188,766
Telephone and internet	$	51,533
Insurance	$	62,077
Legal fees	$	109,685
Miscellaneous	$	188,823

6. Commitments and Contingencies

From time to time, the Company is involved in litigation matters arising in connection with the conduct of its business. Based on available information and consultation with legal counsel, the Company does not believe that such matters will have a material effect on the Company's financial condition, results of operations or cash flows for the fiscal year ended September 30, 2023.

7. Other Matters

Management continues to monitor and evaluate the impact of global conflicts and wars, as well as its effect on the U.S and global financial markets. To date, there has been no material impact on the Company's performance due to the above factors.

8. Subsequent Events

Management evaluated all events that occurred subsequent to September 30, 2023, and through November 21, 2023, the date the financial statements were available to be issued. During that period, the Company did not have any material recognizable subsequent events.

Supplementary Information

Lord Abbett Distributor LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii)

September 30, 2023

- CONFIDENTIAL -

Computation of net capital pursuant to Rule 15c3-1

Computation of net capital:

Member's equity	$	94,173,944
Less nonallowable assets:		
Prepaid distribution costs		(10,975,270)
Receivable for distribution and service fees		(6,117,361)
Other assets		(116,860)
Net capital before haircuts on securities		76,964,453
Less: Haircuts on securities		(757,475)
Net capital	$	76,206,978

Computation of basic net capital requirement:

Minimum net capital required, 6⅔% of $13,298,994 pursuant to Rule 15c3-1	$	886,600
Minimum dollar net capital requirement of reporting broker/dealer		25,000
Net capital requirement		886,600
Excess net capital		75,320,378

Computation of aggregate indebtedness:

Marketing support payable		10,184,031
Due to Managing Member		2,228,260
Accounts payable and accrued expenses		886,703
Total	$	13,298,994
Ratio of aggregate indebtedness to net capital		0.17 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Lord Abbett Distributor LLC

Fiscal Year Ended September 30, 2023

- CONFIDENTIAL -

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 under the Securities Exchange Act of 1934

The Company relies on Footnote 74 of the SEC Release No.34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 for effecting securities transactions via subscriptions, as the Company does not hold customer accounts or receive customer cash or securities.

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3 under the Securities Exchange Act of 1934

The Company relies on Footnote 74 of the SEC Release No.34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 for effecting securities transactions via subscriptions, as the Company does not hold customer funds or safekeep customer securities.